

July 7, 2022

Eli Spiro
Chairman and Chief Executive Officer
CleanTech Acquisition Corp.
207 West 25th Street, 9th Floor
New York, NY 10001

      Re: CleanTech Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed June 17, 2022
          File No. 001-40611

Dear Mr. Spiro:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology

cc: Giovanni Caruso, Esq.